FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

             For the month of February 1, 2006 to February 28, 2006



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.......................


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                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated: March 10, 2006




/s/ P M SMYTH
.........................................
(Signed by)
P M SMYTH
Chief Executive






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               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


             For the month of February 1, 2006 to February 28, 2006

614 Simenggaris Block - East Kalimantan, Indonesia Sesayap B-1


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                                                    CityView
                                                    Corporation Limited
                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                    Web: www.cityviewcorp.com

February 3, 2006


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY           NSW              2000

     SIMENGGARIS BLOCK - EAST KALIMANTAN, INDONESIA SESAYAP B-1
CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, PT Medco Energi Internasional TBK ("Medco"):

OPERATOR:                  Medco Simenggaris - Pertamina JOB
WELL:                      Sesayap B-1
RIG:                       P.T. Apexindo 14
SPUD:                      17.00 Hrs - 30 December 2005
PLANNED TD:                6024ft
CURRENT DEPTH:             6025ft

SUMMARY of ACTIVITY:

     -    Pull out of hole for logging
     -    Hole Cleaning
     -    Well Logged, 4 Tools were ran and Sidewall cores for 51 points
     - Ran Logs for MDT, pressure test on 41 points and 2 fluid sampling on zones 37 and 38 (upper Meliat)

CURRENT AND UPCOMING ACTIVITY

     o    Well is temporarily suspended
     o    The lower zone (Naintupo and Meliat Formation) is Plug & Abandoned
     o The upperzone (Tabul Formation) in 9 5/8" casing is temporarily plugged and suspended
     o Evaluate the potential zone in Tabul prior to decision to test or not to test this zone
     o Operator considering return at later date with smaller rig to test well
     o    Well circulated and cleaned out; cement plugged and sealed
     o    Well seals checked and pressure tested
     o    Rig dismantled for move to South Sembakung 2 well.


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       INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION
                                    ("ASIC")


             For the month of February 1, 2006 to February 28, 2006



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION


No documents were lodged with ASIC during the month of February 2006.